Exhibit 12

LOCKHEED MARTIN CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

FOR THE YEAR ENDED DECEMBER 31, 2004

(In millions, except ratio)

EARNINGS

Earnings from continuing operations before income taxes	$1,664
Interest expense	425
Losses (undistributed earnings) of 50% and less than 50% owned companies, net	35
Portion of rents representative of an interest factor	46
Amortization of debt premium and discount, net	(5)

Adjusted earnings from continuing operations before income taxes	$2,165

FIXED CHARGES

Interest expense	$425
Portion of rents representative of an interest factor	46
Amortization of debt premium and discount, net	(5)
Capitalized interest	—

Total fixed charges	$466

RATIO OF EARNINGS TO FIXED CHARGES	4.6